October 10, 2008


WALL ST
BROAD ST

Financial Markets in Review September 2008

U.S. capital markets declined sharply in September, as the financial crisis deepened and the latest economic data showed further weakness. On September 29th, equity indices tumbled the most since 1987 in response to the failure of the House of Representatives to pass the Troubled Asset Relief Program. For the month, most broad equity indices were down between -6 percent and -12 percent, with medium capitalization issues performing the worst. In early October, the stock market has continued to decline based on growing doubts that government actions to address the global financial crisis will succeed and on increasing recession fears.

The Lehman Aggregate Bond Index declined -0.49 percent during the quarter, as virtually all non-government sectors experienced significant price declines. The U.S. Treasury sector performed best as a result of investors seeking alternatives to any and all forms of credit risk. Mortgage-backed securities were the next best performing sector, benefiting from the federal government's placement of agency mortgage companies Fannie Mae and Freddie Mac under conservatorship. This action significantly increased the government's explicit degree of support to the agencies and their debt, including mortgage securities. The asset-backed sector produced negative returns during September, as worsening trends in consumer credit caused delinquency and default rates within home equity and credit card securities to increase. The corporate sector underperformed dramatically, as the lack of liquidity late in the month caused corporate obligations to decline in price. Obligations of financial institutions were particularly poor performers, declining in value by over -12 percent.

September Performance Returns Available

Sit Mutual Funds' September 2008 performance returns are available. To view the results go to the Performance page.

Sit Mutual Funds Can Help Employers Set Up Retirement Plans

If you're a business owner and are thinking about setting up a SIMPLE IRA (similar to a 401(k) plan) or a SEP-IRA, we can help you. Take a look at the different retirement plan options available through Sit Mutual Funds.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

Sit Mutual Funds Annual Shareholder Meeting is October 20th.

For additional information please visit the Meeting page.


INVESTOR'S BUSINESS DAILY
Core Inflation Cools, Giving Fed Options As Economy Slows
Firms Pour Cash Into Buybacks Rather Than Capital Spending

Recent Investor's Business Daily Article

On July 31st, Investor's Business Daily featured an article on the Sit Mid Cap Growth Fund. The article, Strong Principles Translate to Growth, is available online.

Money Market News

Details about the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds is available on the Money Market page.



Eugene Sit
1938 - 2008

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market



Statement Regarding U.S. Treasury Department's Temporary Guaranty Program for Money Markets

On September 29, 2008, the U.S. Treasury announced the final details of the temporary Guaranty program for U.S. registered money market funds. Sit Money Market Fund has applied for temporary insurance coverage under the terms of the Guaranty Program. According to the Treasury Department, the Guaranty Program provides coverage to shareholders as of September 19, 2008. The Guaranty Program will exist for an initial three-month term, after which the Treasury will review the need and terms for extending the Guaranty Program. The temporary guaranty will be triggered if the Fund's net asset value falls below $0.995.

The Sit Money Market Fund continues to represent a high-quality investment, focused on providing current income with liquidity and stability of principal. We believe that participating in the Guaranty Program demonstrates our commitment to our shareholders as we pursue every means to protect and preserve the value of their money market investments.

For more details about the temporary Guaranty Program, please refer to the Press Release posted on the U.S. Department of Treasury website at: http://www.ustreas.gov/press/releases/hp1161.htm or the U.S. Treasury's Frequently Asked Questions about the program at: http://www.ustreas.gov/press/releases/hp1163.htm or speak to a Sit Investor Services Representative at 1-800-332-5580.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2008

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**0.55%**	**3.76%**	**4.15%**	**2.93%**	**3.32%**	**3.82%**	**2.06%**	**2.08%**
3-Month Treasury Bill	0.41	2.94	4.10	3.11	3.46	3.99		

*Not Annualized; **Inception Date of 11/1/93

About the Fund

Net Assets (as of 6/30/2008):	$76.8 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley
- 40 Years of industry experience.

Mark H. Book, CFA, CMA
- 21 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not Guaranty future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
International Growth Fund
Developing Markets Growth Fund
Global Dividend Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 9/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-8.39%**	**-13.82%**	**1.77%**	**5.29%**	**2.91%**	**6.40%**
S&P 500 Index	-8.37	-21.98	0.22	5.17	3.06	8.37
Lehman Aggregate Bond Index	-0.49	3.65	4.15	3.78	5.20	5.96
Dividend Growth Class I	**-7.24**	**-12.80**	**5.81**	--	--	**7.51**
S&P 500 Index	-8.37	-21.98	0.22	--	--	2.93
Dividend Growth Class S[3]	**-7.39**	**-13.14**	--	--	--	**3.39**
S&P 500 Index	-8.37	-21.98	--	--	--	-2.19
Large Cap Growth	**-11.47**	**-16.70**	**2.43**	**7.18**	**1.44**	**10.08**
Russell 1000® Growth Index	-12.33	-20.88	NaN	3.74	0.59	10.61
Mid Cap Growth[4]	**-18.68**	**-26.91**	**0.19**	**7.81**	**4.30**	**12.17**
Russell Midcap® Growth Index	-17.75	-24.65	-0.75	6.53	5.51	--
International Growth[5]	**-21.69**	**-27.99**	**1.10**	**7.87**	**0.22**	**4.09**
MSCI EAFE Growth Index	-21.92	-28.48	2.16	9.23	2.97	3.61
Small Cap Growth[4]	**-14.93**	**-25.74**	**0.59**	**6.96**	**8.80**	**10.78**
Russell 2000® Growth Index	-6.99	-17.07	1.45	6.64	4.67	6.05
Developing Markets Growth[5]	**-27.22**	**-32.77**	**8.22**	**16.54**	**10.77**	**4.79**
MSCI Emerging Markets Index	-27.61	-34.69	5.97	15.82	11.93	3.54

Average Annual Total Returns - Fixed Income Funds

As of 9/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**0.99%**	**6.54%**	**5.17%**	**4.24%**	**4.75%**	**6.58%**
Lehman Interm. Gov't Index	1.79	7.52	5.63	4.00	5.13	6.80
Tax-Free Income	**-4.32**	**-5.25**	NaN	**1.43**	**2.49**	**5.12**
Lehman 5-Year Municipal Index	0.66	3.72	3.52	2.81	4.25	5.64
Minnesota Tax-Free Income[7]	**-3.74**	**-3.38**	**1.19**	**2.41**	**3.26**	**4.42**
Lehman 5-Year Municipal Index	0.66	3.72	3.52	2.81	4.25	4.69

Average Annual Total Returns - Money Market

As of 9/30/2008
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**0.49%**	**3.05%**	**4.06%**	**3.01%**	**3.24%**	**3.78%**	**1.78%**	**1.80%**
3-Month Treasury Bill	0.59	2.42	4.01	3.18	3.39	3.96	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting this webpage. Please read this prospectus carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

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Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 9/30/2008
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	2.25%
Dividend Growth Class I	1.63
Dividend Growth Class S	1.43

Current Yields and Distribution Rates - Fixed Income Funds

As of 9/30/2008
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	5.05%	4.65%	0.04813
Tax-Free Income	5.13	4.28	0.03341
Minnesota Tax-Free Income[1]	5.02	4.31	0.03728
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	1.78%	1.80%	0.00156

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.